Exhibit 10.3.1

SECOND AMENDMENT TO EMPLOYMENT AGREEMENT

This Second Amendment to Employment Agreement (this “Amendment”) amends the Employment Agreement between Cowlitz Bancorporation, Cowlitz Bank, and Ernie Ballou dated January 13, 2003 as amended by that certain Amendment to Employment Agreement dated October 26, 2005 (together, the “Agreement”). This Amendment is effective December 17, 2008.

1. Section 4(b) of the Agreement is hereby amended in its entirety to read as follows:

“(b)	Good Reason. For the purposes of this Agreement, ‘Good Reason’ for Executive’s resignation will exist if

(i)	Without the written consent of Executive, any one or more of the following occurs: (A) a material diminution of Executive’s base compensation; (B) a change of 20 or more miles in, or a change to a location in the State of Oregon as, the principal geographic location at which Executive must perform services for Cowlitz, which Executive and Cowlitz agree is a material breach of this Agreement; (C) a material diminution in the Executive’s authority, duties or responsibilities; (D) a material diminution in the authority, duties, or responsibilities of the supervisor to whom the Executive is required to report, including a requirement that Executive report to a corporate officer or employee instead of reporting directly to the Board of Directors; (E) a material diminution in the budget over which the Executive retains authority; or (F) any other action or inaction by Cowlitz that constitutes a material breach of this Agreement;

(ii)	Executive provides notice to Cowlitz of the existence of the condition within 90 days of the initial existence of the condition;

(iii)	Cowlitz has 30 days following receipt of such notice to remedy the condition and fails to do so; and

(iv)	Executive resigns within twelve months of such event occurring.”

2. Section 4(c) of the Agreement is hereby amended in its entirety to read as follows:

“(c)	Disability. For the purposes of this Agreement, ‘Disability’ means (i) Executive is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months; or (ii) Executive is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering Cowlitz employees. For so long as Executive receives short-term disability benefits, Cowlitz shall be relieved of its obligation to pay any cash compensation provided in Section 3(a) and (c) of this Agreement for so long as such disability benefits are being paid to Executive.”

3. Section 4(d) of the Agreement is hereby amended in its entirety to read as follows:

“(d)	Change in Control. For purposes of this Agreement, a ‘Change in Control’ shall be deemed to have occurred on the date that a “change in the ownership,” “a change in the effective control,” or “a change in the ownership of a substantial portion of the assets” (as those terms are defined in Section 1.409A-3(i)(5) of the Treasury Regulations promulgated under the Internal Revenue Code of 1986, as amended) of Cowlitz occurs and includes:

(i)	the date on which any one person, or more than one person acting as a group (as set forth in Section 1.409A-3(i)(5) of the Treasury Regulations), acquires ownership of stock of Cowlitz that, together with stock held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the stock of Cowlitz;

(ii)	the date on which Cowlitz merges or consolidates with another entity and as a result less than 50% of the total fair market value or total voting power of the stock of the resulting entity immediately after the merger or consolidation is held by any one person, or more than one person acting as a group, who were the holders of Cowlitz’s voting securities immediately before the merger or consolidation;

(iii)	the date on which any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of Cowlitz possessing 30% or more of the total voting power of the stock of Cowlitz;

(iv)	the date on which a majority of members of Cowlitz’ Board of Directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of Cowlitz’s board of directors before the date of the appointment or election; or

(v)	the date on which any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from Cowlitz that have a total gross fair market value (the value of the assets of Cowlitz, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets) equal to or more than 40% of the total gross fair market value of all of the assets of Cowlitz immediately before such acquisition or acquisitions.”

4. Section 7(a) and Section 8 are hereby amended to revise the timing of the lump sum cash Change in Control Benefit payment and lump sum Walk-Away Right Benefit, respectively, from “within 60 days” of Employee’s termination to “upon termination.”

5. Section 18 of the Agreement is hereby amended in its entirety to read as follows:

“18. Attorneys’ Fees; Indemnification; Damages. Cowlitz shall indemnify, hold harmless and defend Executive against (i) any tax penalties or increased tax liability of Executive due to Cowlitz’s failure to comply with the terms of this Agreement or breach of this Agreement, and (ii) costs, including legal fees and expenses, incurred by Executive in connection with or arising out of any action, suit or proceeding (including any tax controversy) in which Executive may be involved, as a result of Executive’s efforts, in good faith, to defend or enforce the terms of this Agreement. For purposes of this Agreement, any settlement agreement that provides for payment of any amounts in settlement of Cowlitz’s obligations hereunder shall be conclusive evidence of Executive’s entitlement to indemnification hereunder, and any such indemnification payments shall be in addition to amounts payable pursuant to such settlement agreement, unless such settlement agreement expressly provides otherwise. Cowlitz’s obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which Cowlitz may have against Executive or others. In no event shall Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to Executive under any of the provisions of this Agreement and such amounts shall not be reduced whether or not Executive obtains other employment. Unless it is determined that Executive has acted in bad faith, Cowlitz shall pay as incurred, to the full extent permitted by law, all legal fees and expenses that Executive may reasonably incur as a result of or in connection with his consultation with legal counsel or arising out of any action, suit, proceeding, tax controversy or contest (regardless of the outcome thereof) by Cowlitz, Executive or others regarding the validity or enforceability of, or liability under, any provision of this Agreement or any guarantee of performance thereof (including as a result of any contest by Executive about the amount of any payment pursuant to this Agreement), plus in each case interest on any delayed payment (except a six-month delay required under Section 23 of this Agreement, which shall bear interest as set forth therein), all payments due and outstanding shall bear interest at the rate of 1 1/2% per month until such payment is made.

6. Section 21 of the Agreement is hereby amended in its entirety to read as follows:

“21. Regulatory Matters. Notwithstanding any other provision in this Agreement, Executive shall not be entitled to any benefit provided for herein to the extent that the payment of such benefit would be prohibited or restricted by (i) the applicable provisions of the Emergency Economic Stabilization Act of 2008, if any, and its implementing regulations and guidelines, (ii) the provisions of Part 359 of the regulations of the Federal Deposit Insurance Corporation, as they may be amended from time to time, or (iii) any other applicable statute or regulation. If any such payment is so prohibited or restricted, Cowlitz and its successors and assigns shall use its best efforts to secure the consent of the appropriate regulatory agencies to make such payment in the highest amount permissible, up to the amount provided for in this Agreement. Upon removal of any prohibition or restriction on payment of benefits, Cowlitz or its successor or assign shall immediately pay all amounts due to Executive pursuant to this Agreement together with interest on the amounts owed accrued at the rate of Prime plus 2% per annum.”

7. The following is added to the Agreement as Section 23:

“23. 409A.

23.1 For purposes of this Agreement, the term termination or resignation means a termination of employment that meets the definition of “separation of service” as defined in Section 409A of the Internal Revenue Code and regulations promulgated thereunder.

23.2 Notwithstanding any provision of this Agreement to the contrary, if, at the time of Executive’s “separation of service” with Cowlitz, he or she is a “specified employee” and one or more of the payments or benefits received or to be received by Executive pursuant to this Agreement would constitute an item of “deferred compensation” subject to Section 409A of the Internal Revenue Code and regulations promulgated thereunder, no such payment or benefit will be provided under this Agreement until the earlier of: (a) the date that is six (6) months following Executive’s termination of employment with Cowlitz or (b) the Executive’s death, unless the payment or distribution is exempt from the application of Section 409A. The terms

“separation of service,” “specified employee,” and “deferred compensation” have the meanings set forth in Section 409A of the Internal Revenue Code and regulations promulgated thereunder. In the event any of Executive’s benefits that are paid in installments under this Agreement are subject to the six-month delay set forth in this Section 23, the first installment payment shall be made on the first business day of the seventh month following termination of employment and shall equal the aggregate installment payments Executive would have received during the first six months plus the payment Executive is otherwise entitled to receive for the seventh month plus interest for the period of any such delay calculated using the six month Treasury bill rate in effect on the date on which the payment is delayed pursuant to this Section and compounded daily. If the conditions of the severance exception under Treasury Regulation Section 1.409A-1(b)(9)(iii) (or any successor Regulation thereto) are satisfied, payment of benefits shall not be delayed for six (6) months following termination of employment to the extent permitted under the severance exception.”

8. Except as specifically set forth herein, the Agreement as previously executed shall continue in full force and effect as written. The parties acknowledge that the intent of this Amendment is to amend the Agreement to comply, to the extent required, with certain provisions of Internal Revenue Code Section 409A and regulations promulgated thereunder and to add the provisions set forth herein; provided, however, the parties do not intend to amend the calculation of the benefits provided in the Agreement.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the effective date stated above.

EMPLOYEE	COWLITZ BANCORPORATION

/S/ Ernie Ballou	By:	/S/ Richard J. Fitzpatrick
Ernie Ballou		Richard J. Fitzpatrick
Chief Executive Officer and President

COWLITZ BANK

	By:	/S/ Richard J. Fitzpatrick
Richard J. Fitzpatrick
Chief Executive Officer and President

ADDENDUM A

Example of Change in Control Payment

If a change in control had been announced or occurred prior to December 31, 2007 and termination occurred as of December 31, 2007, pursuant to Section 7(a), Executive would have received the following, subject to 280G cutback, if any, in the form of a cash lump sum payment:

24 months base salary (based on highest annual base salary of $191,711 in two years preceding (2007))

= $383,422

2* $82,162 (highest annual performance bonus within past two years (2006))

= $164,324

Total = $547,746

[NOTE: does not include the benefits set forth in 7(a)(iii)—continued insurance; 7(a)(iv)—continued use of automobile and auto insurance reimbursement; or 7(a)(v)—stock option vesting]